March 30, 2005


Mail Stop 0306


Mr. Bruce J. Barrett
President and Chief Executive Officer
Somanetics Corporation
1653 East Maple Road
Troy, MI  48083-4208


	RE:	Somanetics Corporation
		Form 10-K for the Fiscal Year Ended November 30, 2004
File No. 000-19095

Dear Mr. Barrett:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2004

Cover Page

1. Please tell us why you believe you are not an accelerated filer as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

Financial Statements - Page 38

Report of Independent Registered Public Accounting Firm - Page 38

2. Please request your auditor to explain to us the reasons for including the explanatory language and disclaimer of opinion relating to internal controls over financial reporting included in the second paragraph of their audit report. The response should include an explanation of how this is consistent with the PCAOB (US) standards.

Note 2. Summary of Significant Accounting Policies - Page 45

3. Please tell us about the status of and your accounting for the additional five-year warrants to purchase up to 2,100,000 common shares. Provide similar information in future filings.
4. Please tell us how the term of the licenses and why you concluded that the licenses related to the CorRestore System have an indefinite life. See paragraph 11 of SFAS 142.
5. Please tell us the significant terms of your revenue agreements with customers including arrangements for demonstration sales, no-cap sales, and sales where you sell the Cerebral Oximeter unit. Explain the rights and obligations of each party under your agreements and how you determine the amount of revenue to recognize in each case. Explain how these policies comply with EITF 00-21. Tell us why you continue to record the Cerebral Oximeter as a fixed asset and why you amortize this asset over five years. Tell us where you classify the related depreciation in the statement of operations.

Note 5. Income Tax - Page 49

6. Discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset`s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.


*    *    *    *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-2861 if you have any questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202) 942-
2813.

      Sincerely,


							Kate Tillan
							Reviewing Accountant




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Mr. Bruce J. Barrett
Somanetics Corporation
March 30, 2005
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